Exhibit 99.1
Le Gaga Announces Changes to Board of Directors and Formation of
Corporate Governance and Nominating Committee
HONG KONG, August 10, 2011 — Le Gaga Holdings Limited (“Le Gaga” or the “Company”) (NASDAQ: GAGA), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, announced today that it has increased the size of its board of directors from seven to eight and that Ms. Yaping Si has been appointed as a new independent director of the Company. The Company also announced today that its board of directors has established a corporate governance and nominating committee consisting of Mr. Nanpeng Shen and Ms. Yaping Si to consider the Company’s corporate governance policies and director nomination matters, and has appointed Ms. Yaping Si as the chairman of the corporate governance and nominating committee.
Mr. Shing Yung Ma, Chairman and CEO of Le Gaga, commented: “We are pleased to welcome Ms. Yaping Si to the board of directors. Ms. Si has over 30 years of experience in vegetable cultivation research, which will be helpful to Le Gaga’s development as a leading greenhouse vegetable company in China. We look forward to her service and contribution to Le Gaga.” Mr. Ma continued, “We are pleased to have a corporate governance and nominating committee after our successful IPO. We are committed to strong corporate governance as demonstrated by our independent corporate governance and nominating committee as well as our board, which consists of a majority of independent directors.”
Mr. Nanpeng Shen, 43, has been our director since 2006 and was appointed by Sequoia Capital. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen serves on the board of a number of US-listed, Hong Kong-listed, and privately owned companies in China.
Ms. Yaping Si, 59, has over 30 years of experience in agriculture and vegetable cultivation research. Ms. Si currently serves as the director of the Facility Horticulture Branch of the Chinese Society of Horticultural Science and the director of the Beijing Vegetable Institute. From 1979 to 2007, she worked in the National Engineering Research Centre for Vegetables, focusing on vegetable breeding and modern vegetable cultivation techniques. While at the National Engineering Research Centre for Vegetables, she headed its Vegetable Cultivation Research Laboratory. Ms. Si has hosted and participated in a number of research projects commissioned by the Ministry of Science and Technology, the Ministry of Agriculture, Animal Husbandry and Fishery, the Beijing Municipal Commission of Science and Technology, and the Beijing Municipal Commission of Rural Affairs, and won a number of awards for her work. Ms. Si graduated from the Biology Department of Peking University with a bachelor’s degree in plant physiology and biochemistry in 1978. Ms. Si will serve as a member of the Company’s corporate governance and nominating committee.
About Le Gaga Holdings Limited (NASDAQ: GAGA)
Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. The Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. In particular, the Company supplies vegetables to supermarkets, such as Walmart in China and Wellcome, ParknShop and Vanguard in Hong Kong.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.
Safe Harbor statement
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s annual report on Form 20-F dated July 15, 2011, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20F, dated July 15, 2011.
For further information, please contact:
PR China
Jane Liu
Tel: (852) 2522 1838
Email: jliu@prchina.com.hk
Henry Chik
Tel: (852) 2522 1368
Email: hchik@prchina.com.hk